1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 13, 2026	www.integraresources.com

Integra Provides DeLamar Project Update: Detailed Engineering, Permitting, Procurement and
State of Good Repairs Work Advancing in Line with Plan, Appoints GenCap as Project
Financing Advisor

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an update on activities at the DeLamar Gold-Silver Project (the "Project" or "DeLamar") in southwestern Idaho, which comprises the DeLamar and Florida Mountain deposits. Since completion of the DeLamar Feasibility Study (the "Feasibility Study")¹ in December 2025, the Company has continued to advance detailed engineering, procurement, site infrastructure, permitting and project financing preparations. These activities are focused on increasing project readiness and reducing execution risk in permissible areas ahead of a Final Investment Decision ("FID"). An FID is expected to follow the publication of the Environmental Impact Statement ("EIS") and Record of Decision ("RoD"), currently anticipated in the second half of 20272.

The Feasibility Study outlined a robust, long-life operation producing an average of approximately 119,000 gold-equivalent ounces3 annually during years 1 through 5 and 106,000 gold-equivalent ounces annually over life of mine. Initial capital was estimated at approximately US$389 million in the December 2025 Feasibility Study, with an after-tax net present value of US$774 million and an after-tax internal rate of return of 46%, using base case metal prices of US$3,000 per ounce gold and US$35 per ounce silver.

Ausenco Engineering USA South Inc. ("Ausenco") was appointed as lead engineering partner at DeLamar in June 2026 with SLR Consulting ("SLR") retained by Ausenco for heap leach engineering, metallurgy and mine planning4. Ausenco and SLR have been advancing detailed engineering and long-lead procurement in preparation for a potential FID in the second half of 2027.

1. "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA", dated February 2, 2026, with an effective date of December 8, 2025.

2. Please see news release dated January 12,2026

3. Gold equivalent calculated using base case metal prices: $3,000/oz Au and $35/oz Ag.

4. Please see news release dated June 2, 2026.

Highlights:

• Permitting: The Company entered the National Environmental Policy Act ("NEPA") permitting review process in May 2026 and concluded the public comment period in June 2026. The Company is now working closely with the United States Bureau of Land Management ("BLM") to review comments received during the public scoping period in preparation of the EIS and RoD in the second half of 2027. The Company was selected for the federal FAST-41 Transparency Project Program in January 2026 and FAST-41 projects are tracked on the Federal Permitting Dashboard at www.permits.performance.gov.

• Engineering: Detailed engineering continues to advance with notable advancement on key site infrastructure, including heap leach pad engineering, process solution reticulation, water treatment plant designs and electrical power infrastructure.

• Procurement: The procurement of longlead items is expected to be completed by the end of 2026 with orders expected to be placed for the Merrill-Crowe plant, crushing facility and electrical equipment.

• Project Finance Advisor: Integra has appointed GenCap Mining Advisory ("GenCap") to assist the Company in evaluating and structuring potential financing alternatives for the future development of DeLamar. The early initiation of this process is intended to allow Integra to evaluate multiple sources of capital and establish a financing strategy well in advance of a potential FID.

• Pilot Plant: The Company mobilized a crushing pilot plant to the Project in July 2026 that has processed approximately 39,000 tons of historical backfill material from privately owned land at both the DeLamar and Florida Mountain open pits to further validate and test crushing assumptions in the Feasibility Study.

• State of good repair: Integra has begun refurbishment of the existing truck shop and completed upgrades to the Project's access bridge to restore the creek banks and prevent erosion associated with the previous bridge design.

George Salamis, President, CEO and Director of Integra commented: "DeLamar is now entering a new phase of development, with the focus shifting from defining the Project to preparing it for execution. Engineering, procurement, state of good repair work, permitting and financing activities are advancing in parallel so that, subject to receipt of the required permits and a positive FID, we are positioned to transition efficiently towards a potential construction decision. The work underway is focused on reducing execution and schedule risk in permissible areas, increasing certainty around the development plan and maintaining momentum toward the major permitting milestones expected in the second half of 2027."

"I would also like to recognize the DeLamar team members who stepped up alongside local first responders, community members and firefighters from neighboring states during the Big Grass Fire this summer. Their commitment and willingness to support the broader response helped protect livestock and critical infrastructure throughout the Jordan Valley area. We are extremely proud of their efforts and grateful to everyone who came together to support our neighbors and the surrounding community."

Andrée St-Germain, CFO of Integra added: "Engaging GenCap is also an important milestone for Integra as we advance DeLamar toward a potential construction decision. Securing a well-matched financing package is critical to our long-term success, and GenCap's proven track record in structuring and executing mine project financing will help us evaluate the full range of financing opportunities and select the best path forward for the Project. With permitting advancing and long-lead procurement underway, this engagement helps ensure our financing strategy keeps pace with the rest of DeLamar's development. We look forward to working alongside the GenCap team as we move toward FID."

Permitting

The Company announced on May 29, 2026 that the BLM had published the Notice of Intent ("NOI") in the Federal Register initiating the NEPA review process for DeLamar. The NOI initiated the public scoping and stakeholder engagement process under NEPA which concluded in June 2026. The Public Comment Scoping report was posted on BLM's public ePlanning site on September 21, 2026 and is available on the BLM National NEPA Register.

To view the Public Comment Scoping report, click on the following URL:
https://eplanning.blm.gov/documents/?id=3D00EE85-E859-F111-BEC6001DD804183B&spid=5900ee85-e859-f111-bec6-001dd804183b

Through this process, the BLM and SWCA Environmental Consultants have developed the issues statements that will drive analysis in the EIS as identified from both public and private scoping comments. The EIS and RoD are expected to be published in the second half of 2027.

Throughout 2026, the Company has continued to collect baseline data across the 13,425 acre Mine Plan of Operation boundary at DeLamar and surrounding areas. This baseline data will support the BLM's environmental effects analysis and inform reclamation planning, permitting and mitigation. Notable field surveys in 2026 have included additional delineation of aquatic resources on over 9,900 acres, soil surveys on 7,300 acres, supplemental vegetation surveys on 700 acres and additional cultural surveys.  By the end of 2026, Integra will have collected 5 years of baseline work at the Project, including thousands of surface and groundwater quality samples, air quality samples and meteorological data.

Detailed Engineering

Detailed engineering for DeLamar is underway with work to date focused on future site operations and infrastructure, including:

• Heap leach pad design: Detailed engineering and design work for the heap leach pads at Florida Mountain and DeLamar is advancing along with associated solution management systems.

• Water treatment plant: The Company is progressing plans for the water treatment plant and water management systems that will support the Project during future construction and operations.

• Onsite Electrical Power: The engineering team has completed basic engineering for the Project's diesel power generation, battery electric storage system, and distribution systems. These onsite electrical power systems enable mine operations concurrent with Idaho Power Company's ("IPC") upgrade of its electrical distribution infrastructure.

Procurement

The Company is working through vendor evaluation and commercial negotiations for major equipment packages and expects to make its principal long-lead purchases by the end of 2026. These long-lead procurement items include:

• Merrill-Crowe plant: The Merrill-Crowe plant is used to recover gold and silver from the pregnant leach solution received from the heap leach pads on-site. Merrill-Crowe is more effective than a conventional carbon adsorption circuit as it is more efficient at extracting the silver present in DeLamar material.

• Crushing plant: The Company anticipates placing the order for the crushing plant and facility which consists of a primary mineral sizer and secondary low-pressure roll crusher designed to reduce ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters.

• Offsite Electrical Power: The Company has entered into an agreement with IPC for the procurement of certain long-lead equipment related to the renewal of IPC's plant and equipment.  The Company expects to enter into a subsequent agreement with IPC by the end of 2026 for the construction of the electrical power supply upgrades. These phased upgrades will increase the electrical power available for the Project to approximately 6 megawatts by 2030.

DeLamar Project Finance Advisor

Integra has hired GenCap to evaluate project finance opportunities for DeLamar. GenCap is a fully independent advisory firm with significant expertise in capital markets and credit / debt advisory within the global metals and mining industry. Their team is comprised of highly experienced professionals with an extensive track record of originating and executing some of the largest and most intricate transactions in the metals and mining sector.

Crushing Pilot Plant

Integra is currently operating a pilot plant to test the two-stage crushing circuit outlined in the Feasibility Study. The first phase of testing focused on stage one crushing using an MMD 750 4-Tooth x 8-Ring primary mineral sizer. The mineral sizer testing is progressing, and data is being compiled and reviewed to further validate crushing and material handling assumptions at the Project.

With testing of the mineral sizer nearing completion, the next phase of test crushing will focus on the secondary crushing circuit. For this phase of testing, the Company has mobilized a McLanahan 30-inch-diameter × 96-inch-wide Double Roll Crusher. Both phases of test crushing are designed to validate the Feasibility Study assumptions and further inform the final crushing circuit design at the Project.

State of Good Repair

Integra continues to invest in state of good repair work at DeLamar to upgrade existing site infrastructure, improve Project access and refurbish existing buildings for future development. These state of good repair initiatives include:

Access Bridge Upgrade

The Company has completed upgrades to the bridge that provides access to the Project. The work focused on the existing abutments that provide structural support to the bridge at each end as well as the piers that provide intermediate support. The remediation work on these structures was intended to reduce erosion associated with the previous bridge design and further restore the creek banks.

Truck Shop Refurbishment

The infrastructure present at DeLamar from operations by previous major mining companies include an administrative office, truck shop and storage facility. After acquiring the Project in 2017, Integra converted a large section of the truck shop into a core shack to support exploration activities.

As the Company transitions toward development, the core shack has been dismantled and an extensive refurbishment program is underway. The work on the building includes structural and roof repairs to convert the facility back to an active, year-round maintenance shop to service equipment and trucks. The refurbishment program is expected to be completed in 2027.

Communication Towers

As development at DeLamar advances, the Company plans on upgrading the communication system at the Project. This upgrade includes the construction of two communication towers at DeLamar to enhance the available radio network on site and improve communication capabilities across the Project.

About Integra

Integra is a growing precious metals producer in the Great Basin of the western United States. The Company is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is advancing its flagship development-stage heap leach projects: the DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P. Eng., Director, Technical Services of Integra Resources Corp., who is a Qualified Person as defined by National Instrument 43- 101.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the timing of publication of the EIS and RoD; the timing and outcome of a potential FID and construction decision; the progress and completion of detailed engineering; the timing of long-lead procurement and equipment orders; the Company's agreements with IPC and the timing and capacity of electrical power upgrades; the evaluation and structuring of project financing; the objectives and results of the crushing pilot plant; the completion of state of good repair work, including the truck shop refurbishment and the construction of communication towers; the production, capital cost and economic estimates in the Feasibility Study; and the future financial or operating performance of the Company and the Nevada North Project, the DeLamar Project and the Florida Canyon Mine (together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.